Legg Mason & Co., LLC Letterhead

VIA EDGAR

February 5, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Legg Mason Charles Street Trust, Inc.
Registration Statement on Form N-14
Securities Act File No. 333-156404

Ladies and Gentlemen:

On behalf of Legg Mason Charles Street Trust, Inc. (the “Company”) and pursuant to Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) the Proxy Statement/Prospectus and Statement of Additional Information (“SAI”) such dated February 5, 2009 relating to the proposed merger of the Legg Mason Partners Small Cap Core Fund, a series of Legg Mason Partners Equity Trust (the “Target Fund”), into the Company’s Batterymarch U.S. Small Capitalization Equity Portfolio (the “Acquiring Fund”).  The Proxy Statement/Prospectus is expected to be mailed to shareholders of the Target Fund on or about February 20, 2009.

This Proxy Statement/Prospectus and SAI includes revised disclosure in response to certain comments on the Company’s Registration Statement on Form N-14 provided by Kevin Ruppert of the SEC staff in telephone conversations with the undersigned on January 9 and 14, 2009.  For your convenience, the substance of those comments has been restated below.  The Company’s response to each comment is set out immediately under the restated comment.

1.             Comment:        Add a footnote to the pro forma capitalization table that the Acquiring Fund will be the accounting survivor.

Response:        Footnote (d) has been added to the pro forma capitalization table, which states as follows:  “Following the combination, Batterymarch U.S. Small Capitalization Equity Portfolio will be the accounting survivor.”

2.             Comment:        In the Financial Highlights section for the Target Fund, include “For the six months ended June 30” in the heading for the financial highlights for the period January 1 to June 30, 2008.

Response:        The heading for the six months financial highlights information for the Target Fund has been revised to include “For the six months ended June 30 (Unaudited)”.  The footnote that had previously indicated that the information in this column was unaudited has been deleted.

3.             Comment:        In the explanatory paragraph for the financial highlights for the Acquiring Fund, delete the word “likely”.

Response:        The word “likely” has been deleted from the explanatory paragraph for the financial highlights for the Acquiring Fund.

4.             Comment:        Clarify whether there is an adjustment with respect to custody fees in the pro forma statement of operations.

Response:        There is no adjustment with respect to custody fees that should be reflected in the pro forma statement of operations.  The “- (b)” that appears in the “Pro Forma Adjustments” column with respect to custody fees was a typographical error and been removed.

5.             Comment:        State whether or not the fair valuation policies and procedures for both funds are consistent.

Response:        The following has been added to Note 3 (Investment Valuation) of the Notes to Pro Forma Combined Financial Statements:  “The valuation policies and procedures, including fair valuation policies and procedures, of the Acquired Fund and the Acquiring Fund are substantially similar.”

6.             Comment:        Discuss the proposed effectiveness for the Form N-14 registration statement relating to the proposed Reorganization and the effectiveness of the Form N-1A registration statement for the Fund establishing the new Class A and Class C shares of the Fund.

Response:        The Form N-14 registration statement became effective on January 21, 2009 pursuant to Rule 488 under the 1933 Act.  The amendment to the Form N-1A registration statement for the Trust adding the new Class A and Class C shares of the Fund was filed on November 26, 2008 and is expected to become automatically effective on February 1, 2009 pursuant to Rule 485(a) under the 1933 Act.  We acknowledge and understand that the Form N-14 registration statement incorporates by reference a prospectus and SAI for the Acquiring Fund that will become effective after the date the N-14 becomes effective.  However, based on discussions with the SEC staff, the Prospectus/Proxy Statement will not be mailed to shareholders of the Target Fund until after both the Form N-14 registration statement and the amendments to the N-1A for the Acquiring Fund are effective.  The mailing is expected to begin on or about February 20, 2009.

7.             Comment:        Provide “Tandy” representations.

Response:        The Company has authorized us to represent that, with respect to filings made by the Company under the Form N-14 registration statement with the SEC and reviewed by the Staff, the Company acknowledges that:

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(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)           the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Prospectus/Proxy Statement and SAI also contains certain non-material changes.

Any questions or comments on the filing should be directed to the undersigned at (410) 454-4469.

Sincerely,

/s/ Ronald A. Holinsky

Ronald A. Holinsky

Enclosures